Exhibit 99.1

BOS Reports Fourth Quarter and Year End 2019 Financial Results

RISHON LE ZION, Israel, March 31, 2020 (GLOBE NEWSWIRE) – BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of intelligent systems and services for production and logistics, reported its financial results for the fourth quarter and full year ended December 31, 2019.

Revenues for the fourth quarter and the year 2019 amounted to $9.4 million and $33.8 million, respectively. The Company’s recent guidance for the year 2019 revenues was $33.0 million. In comparison, revenues for the fourth quarter and the year 2018 amounted to $9.1 million and $32.7 million, respectively.

Net loss for the fourth quarter and the year 2019 amounted to $335,000 and $913,000, respectively. In the fourth quarter and for the year 2019, we recorded an intangible assets write-off and acquisition expenses, both related to the Robotics business, of $370,000 and $1.1 million, respectively.

Non-GAAP net income for the fourth quarter and the year 2019 amounted to $183,000 and $635,000, respectively. The Company’s recent guidance for the year 2019 non-GAAP net income was $550,000.

In comparison, net income for the fourth quarter and the year 2018 amounted to $377,000 and $990,000, respectively. Non-GAAP net income for the fourth quarter and the year 2018 amounted to $411,000 and $1.1 million, respectively.

A reconciliation of non-GAAP financial results for the fourth quarter and the year 2019, is presented along with the GAAP financials at the end of this document.

Ziv Dekel, Chairman, stated, “2019 was a challenging year for the Intelligent Robotics and RFID division. The acquisition of the Robotics business in June 2019 was strategically important. It provided us with valuable expertise in robotics systems and a footprint in the global market. The demand for robotics systems is growing globally and we believe this business will be our long term growth engine. The current situation with the Covid-19 virus demonstrates the important contribution of robotics to ensuring safer work environments and assisting in business continuity and ongoing production. Additionally, many of our customers are in the food industry and our technology minimizes the human handling of produce, which is presently a particular concern.”

Eyal Cohen, CEO, stated, “In our legacy RFID business, we are implementing cost reduction plans to compensate for the 7% decrease in 2019 revenues as compared to 2018. Our Supply Chain division performed very well in 2019, with an 8% revenue growth, to $19.8 million from $18.2 million in 2018. Gross profit in 2019 grew by 11%, to $3.8 million from $3.4 million in 2018.

Outlook

Mr. Cohen added, “Given the uncertainties surrounding the current COVID-19 situation, we provide only a general outlook for 2020, and expect to be able to provide more specific guidance as our visibility improves.

“Through this difficult time impacted by the Covid-19 virus, we are closely monitoring our expenses. We continue to actively engage with customers and prospects, although sales and marketing have shifted from face to face meetings to online communications. To date, we have not experienced a meaningful disruption in receiving parts and components for our products and services. Most of our customers are from the food and defense industries around the world and we stay focused on providing them with essential services. We have a unit that focuses exclusively on inventory counting services for non-food retail, which in 2019 accounted for approximately $3.5 million in revenues. We chose to temporarily put the employees in that unit on unpaid leave until the retail sector opens up again. Since this is a very seasonal business, which customarily has a strong fourth quarter, we believe that the current downturn in the counting business will not have a dramatic impact on our overall net profit for the year 2020.

“In 2019 we incurred $1.1 million of additional expenses attributed to the Robotics business acquisition, which we do not expect to recur in 2020. In addition, cost reduction and organizational changes in the Company are expected to yield estimated annual savings of $600,000. These savings will offset the expected costs related to our efforts to increase our presence in the U.S. market during year 2020.

“In 2020, our primary focus is the launch of our Robotics offering in the U.S., which we expect will become an important growth market for the Company. To that end, in December 2019, we established a sales office in Dallas, Texas and are carefully allocating resources to ensure long-term success in this market. While we are optimistic about the success of our new U.S. sales effort develop our robotics business, we note that these tend to be large orders with long sale cycles, and an average product delivery time of six months. We expect to begin receiving orders from the U.S. market in the second half of 2020 and anticipate that we will start recognizing revenues from these U.S. orders in the first half of 2021.

Eyal Cohen concluded, “Assuming that overall revenues remain generally in-line with those of 2019, we believe that we will return to sustained profitability during 2020.”

Conference Call Details

BOS will host a conference call on Tuesday, March 31, 2020 at 10:00 a.m. EDT - 5:00 p.m., Israel Time. A question-and-answer session will follow management’s presentation. To access the conference call, please dial one of the following numbers:

US: +1-888-281-1167, International: +972-3-9180644.

For those unable to listen to the live call, a replay of the call will be available the next day on the BOS website: http://www.boscorporate.com

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics.  BOS’ Robotics and RFID Division, offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting.  For more information, please visit: www.boscorporate.com or contact:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CEO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis that is consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the impact of the COVID-19 virus and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues	$33,817	$32,650	$9,354	$9,093
Cost of revenues	27,159	25,907	7,466	7,171
Gross profit	6,658	6,743	1,888	1,922

Operating costs and expenses:
Sales and marketing	4,064	3,705	1,141	980
General and administrative	2,255	1,834	623	532
Impairment of intangible assets	356	-	356	-
Impairment of Goodwill	614		-	-
Total operating costs and expenses	7,289	5,539	2,120	1,512

Operating income (loss)	(631)	1,204	(232)	410
Financial expenses, net	(330)	(255)	(90)	(85)
Income (loss) before taxes on income	(961)	949	(322)	325
Taxes on income (tax benefit)	(48)	(41)	13	(52)
Net income (loss)	$(913)	$990	$(335)	$377

Basic and diluted net income (loss) per share	$(0.23)	$0.28	$(0.08)	$0.11

Weighted average number of shares used in computing basic net income (loss) per share	4,053	3,500	4,258	3,554

Weighted average number of shares used in computing diluted net income (loss) per share	4,059	3,500	4,258	3,554

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2019	December 31, 2018
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$339	$1,410
Restricted bank deposits	240	332
Trade receivables	10,063	8,624
Other accounts receivable and prepaid expenses	1,273	829
Inventories, net of advances	5,407	2,874

Total current assets	17,322	14,069

LONG-TERM ASSETS	155	177

PROPERTY AND EQUIPMENT, NET	1,257	1,108

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	720	-

OTHER INTANGIBLE ASSETS, NET	598	81

GOODWILL	5,147	4,676

Total assets	$25,199	$20,111

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2019	December 31, 2018
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of long term loans	$664	$467
Operating lease liabilities, current	551	-
Trade payables	6,503	4,106
Employees and payroll accruals	1,007	778
Deferred revenues	836	768
Advances net of inventory in progress	29	-
Accrued expenses and other liabilities	419	313

Total current liabilities	10,009	6,432

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	2,041	1,867
Operating lease liabilities, non-current	289	-
Accrued severance pay	303	301

Total long-term liabilities	2,633	2,168

TOTAL SHAREHOLDERS’ EQUITY	12,557	11,511

Total liabilities and shareholders’ equity	$25,199	$20,111

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Net Income (loss) as reported	$(913)	$990	$(335)	$377
Adjustments:
Impairment of Goodwill and other intangible assets	970	-	356	-
Amortization of intangible assets	79	57	27	14
Stock based compensation	81	66	22	20
Cost associated with a special shareholders’ meeting	88	-	-	-
Imdecol’ acquisition expenses	138	-	10	-
Retirement cost of Co-CEO	72	-	72
Currency diff. due to operating lease liabilities *	120	-	31	-
Total Adjustments	1,548	123	518	34
Net Income on a Non-GAAP basis	$635	$1,113	$183	$411

Basic net income per share	$0.16	$0.20	$0.04	$0.07

*	According to US GAAP, commencing January 1, 2019, operating lessees will no longer be provided with a source of off-balance-sheet financing and lessees must recognize lease assets and lease liabilities. Since the Company’s operating lease liabilities are linked to the NIS, the devaluation of the US $ against the NIS caused a currency differences cost of $120,000 for year 2019.

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Year ended December 31,		Three months ended December 31,
	2019	2018	2019	2018

Operating income (loss)	$(631)	$1,204	$(232)	$410
Add:
Impairment of Goodwill and other intangible assets	970	-	356	-
Amortization of intangible assets	79	57	27	14
Stock based compensation	81	66	22	20
Depreciation	277	232	72	65
EBITDA	$776	$1,559	$245	$509

SEGMENT INFORMATION

(U.S. dollars in thousands)

	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated	Intelligent Robotics and RFID Division	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2019				Three months ended December 31, 2019

Revenues	$14,180	$19,750	$(113)	$33,817	$3,864	$5,499	$(9)	$9,354

Gross profit	$2,908	$3,750	$-	$6,658	$908	$980	$-	$1,888

	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated	RFID and Mobile Solutions	Supply Chain Solutions	Intercompany	Consolidated
	Year ended December 31, 2018				Three months ended December 31, 2018

Revenues	$14,633	$18,205	$(188)	$32,650	$4,474	$4,714	$(95)	$9,093

Gross profit	$3,371	$3,372	$-	$6,743	$1,029	$893	$-	$1,922